Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 20, 2023

Registration Statement No. 333-274780

Abivax announces the pricing of its Initial Public Offering on the Nasdaq Global Market

PARIS, France, October 20, 2023 – 3:00 p.m. (CEST) – Abivax SA (Euronext Paris: FR0012333284 – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases, announced today the pricing of its initial public offering on the Nasdaq Global Market by way of a capital increase of 20,325,500 new ordinary shares (the “New Shares”), consisting of a public offering of 18,699,460 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, in the United States (the “U.S. Offering”) and a concurrent offering of 1,626,040 ordinary shares in certain jurisdictions outside of the United States to certain investors (the “European Private Placement” and together with the U.S. Offering, the “Global Offering”). The offering price was set at $11.60 per ADS in the U.S. Offering and a corresponding offering price of €10.9864 per ordinary share based on an exchange rate of €1.00 = $1.0559 as published by the European Central Bank on October 19, 2023. The aggregate gross proceeds are expected to be approximately $235.8 million, equivalent to approximately €223.3 million, before deduction of underwriting commissions and estimated expenses payable by the Company. The Global Offering is expected to close on October 24, 2023, subject to the satisfaction of customary closing conditions.

All securities to be sold in the Global Offering will be offered by the Company. The ADSs have been approved for listing on the Nasdaq Global Market and are expected to begin trading on October 20, 2023 under the ticker symbol “ABVX”. The Company’s ordinary shares are listed on the regulated market of Euronext Paris (“Euronext Paris”) under the symbol “ABVX”.

The ordinary shares underlying the ADSs sold in the Global Offering will be subject to an application for admission to trading on Euronext Paris (Compartment B) on the same trading line as the existing shares under the same ISIN code FR0012333284 and are expected to be admitted to trading on October 24, 2023.

Morgan Stanley and Leerink Partners are acting as joint global coordinators for the proposed Global Offering and joint bookrunners for the U.S. Offering. LifeSci Capital is acting as lead manager for the proposed U.S. Offering. Bryan, Garnier & Co is acting as European lead manager for the proposed European Private Placement (collectively, the “Underwriters”).

Namsen Capital is acting as Abivax’s capital markets advisor.

Pricing of the Global Offering and Discount

The offering price was set at $11.60 per ADS. The offering price per ADS corresponds to the offering price of €10.9864 per ordinary share based on the October 19, 2023 exchange rate of €1.00 = $1.0559.

The public offering price per ordinary share in euros (€10.9864) is equal to the volume weighted-average price of the Company’s ordinary shares on Euronext Paris over the last three (3) trading days preceding the start of the offering (i.e., 16th, 17th and 18th of October 2023), less a discount of 9.4%, and is determined by the Company in compliance with the 15th resolution of the Company’s combined general shareholders’ meeting held on June 5, 2023.

Type of Offering

The New Shares will be issued through a capital increase without shareholders’ preferential subscription rights by way of a public offering excluding offerings referred to in Article L. 411-2 1° of the French Monetary and Financial Code (Code monétaire et financier) and under the provisions of Article L.225-136 of the French Commercial Code (Code de commerce) and pursuant to the fifteenth and nineteenth resolutions of the Company’s combined general shareholders’ meeting held on June 5, 2023.

Option to Purchase Additional Shares

The Company has granted the Underwriters an option to purchase (the “Option”), for a 30-day period (until November 20, 2023), up to 3,048,825 additional ADSs and/or ordinary shares, which represents 15% of the aggregate amount of New Shares to be issued in the Global Offering, at the same offering price.

Stabilization

In connection with the Global Offering, the Underwriters may over-allot the securities or effect transactions with a view to supporting, stabilizing, or maintaining the market price of the securities at a level higher than which might otherwise prevail in the open market. However, there is no assurance that the stabilizing manager will take any stabilization action and, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Market and/or Euronext Paris.

Dilution

Based on the issuance of 20,325,500 New Shares in the Global Offering (including ordinary shares in the form of ADSs), the number of ordinary shares held by the existing shareholders after the Global Offering would be 67.7% of the total number of ordinary shares (including ordinary shares in the form of ADSs) outstanding after the Global Offering. If the Underwriters exercise their option to purchase 3,048,825 additional ADSs and/or ordinary shares in full, the number of ordinary shares held by the existing shareholders after the Global Offering would be 64.5% of the total number of ordinary shares (including ordinary shares in the form of ADSs) outstanding after the Global Offering.

Estimated Proceeds from the Global Offering—Reasons of the offering—Use of proceeds

The gross proceeds of the sale of 20,325,500 New Shares, including ordinary shares in the form of ADSs, in the Global Offering is expected to be approximately $235.8 million (€223.3 million), assuming no exercise of the Underwriters’ Option.

The Company estimates that the net proceeds of the Global Offering will be approximately $212.2 million (€201.1 million), after deducting approximately $16.5 million (€15.6 million) in underwriting commissions and approximately $7.0 million (€6.6 million) in estimated offering expenses.

The Company expects to use the net proceeds from the Global Offering as follows (assuming an exchange rate of €1.00 = $1.0559, the exchange rate on October 19, 2023):

•	approximately €160.0 million ($168.9 million) to fund the development of obefazimod for UC;

•	approximately €14.0 million ($14.8 million) to fund the development of obefazimod for CD; and

•

the remainder for working capital and for other general corporate purposes, including in the continued research to identify new compounds and the payment of maturities of existing debt agreements as they become due (mostly allocated to payments under the Kreos / Claret Financing (as defined below), and assuming that the Company will repay the Heights Financing (as defined below) through the issuance of new shares instead of making cash payments).

The Company believes that the anticipated net proceeds from the Global Offering, together with its current cash and cash equivalents, will allow it to finance its operations through (i) the announcement of its top-line data from its Phase 3 ABTECT-1 and ABTECT-2 induction trials for UC and (ii) the announcement of its top-line data from its Phase 2a induction trial for CD.

The Company believes that based on its current clinical plan and its anticipated net proceeds from the Global Offering, together with (a) its existing cash and cash equivalents of €114.4 million as of June 30, 2023, (b) the net proceeds of the August 2023 drawdown of the first tranches of the financing agreements entered into with entities affiliated with Kreos Capital (“KC”) and Claret European Growth Capital (the “Kreos / Claret Financing”) and entities affiliated with Heights Capital Management (the “Heights Financing”), collectively amounting to €27.2 million (net of repayments of all outstanding amounts that remained due under the prior two financing agreements entered into with KC and the OCEANE bonds), (c) the anticipated net proceeds from the drawdown of the second tranche of the Kreos / Claret Financing, amounting to €25 million (which is a portion of the total available drawdown of €65 million from the Kreos / Claret Financing and the Heights Financing) and (d) the expected Research Tax Credit (CIR) reimbursements would enable the Company to fund its operations through the fourth quarter of 2025. Under these assumptions and based on its current clinical plan, the Company would have sufficient funds to finance its operations through (i) the announcement of its top-line data from the Phase 3 ABTECT-1 and ABTECT-2 induction trials for UC and (ii) the announcement of its top-line data from the Phase 2a induction trial for CD.

If the Company further draws down on the third tranche of the Kreos / Claret Financing, amounting to €25 million and the second tranche of the Heights Financing amounting to €40 million, the Company expects to have sufficient funds to finance its operations through the first quarter of 2026. Under these assumptions and based on its current clinical plan, it would have sufficient funds to finance its operations through the announcement of its top-line data from the Phase 3 ABTECT maintenance trial for UC.

Underwriting

The Global Offering is subject to an underwriting agreement entered into on October 19, 2023. The underwriting agreement does not constitute a “garantie de bonne fin” within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Documentation

The securities referred to in this press release will be offered only by means of a prospectus. When available, copies of the final prospectus relating to and describing the terms of the proposed Global Offering may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com; or Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com.

Application will be made to list the new ordinary shares to be issued pursuant to the Global Offering on Euronext Paris pursuant to a listing prospectus subject to an approval from the French Autorité des marchés financiers (“AMF”) and comprising (i) the 2023 Universal Registration Document (Document d’Enregistrement Universel 2023) filed with the AMF on May 4, 2023 under number D.23-0394, as amended by a first amendment filed with the AMF on September 29, 2023 under number D.23-0394-A01, as completed by a second amendment to such 2023 Universal Registration Document, which will be filed with the AMF, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus. Copies of the 2023 Universal Registration Document are available free of charge at the Company’s head office located at 7-11 boulevard Haussmann, 75009 Paris, France, on the Company’s website (www.abivax.com) and on the website of the AMF (www.amf-france.org).

Risk Factors

Investors should carefully consider the risks factors likely to affect the Company’s business as described in Chapter 3 “Risk Factors” of the 2023 Universal Registration Document, in Chapter 5 of its first amendment and in Chapter 3 of its second amendment and in the risk factors section of the Company’s registration statement on Form F-1 before marking an investment decision. If any of these risks are realized, the Company’s business, financial condition, operating results and prospects could be materially and adversely affected. In addition, other risks, not identified or considered significant by the Company, could have the same adverse effect and investors could lose all or part of their investment.

***

About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases. Based in France and the U.S., Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:

Abivax Communications Regina Jehle regina.jehle@abivax.com +33 6 24 60 69 63	Abivax Investor Relations Patrick Malloy patrick.malloy@abivax.com +1 847 987 4878

***

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Global Offering, including: the completion of the Global Offering, use of proceeds from the Global Offering, as well as statements regarding Abivax’s clinical development plans, business and regulatory strategy, and anticipated future performance. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, including related to progression of, and results from, its ongoing and planned clinical trials, including clinical trials for obefazimod, review and approvals by regulatory authorities, such as the FDA or the EMA, of its drug candidates and the Company’s continued ability to raise capital to fund its development, including as part of the proposed Global Offering, the Company’s ability to obtain, maintain, protect and enforce its intellectual property rights, as well as those discussed or identified in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission and the Company’s public filings with the AMF, in particular in the 2023 Universal Registration Document, as amended, for additional information in relation to such factors, risks and uncertainties.

Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in the Company in any country. This press release has been prepared in both French and English. In the event of any differences between the two versions of the press release, the French language version shall supersede.

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2023 Universal Registration Document (Document d’Enregistrement Universel 2023) filed with the AMF on May 4, 2023 under number D.23-0394, as amended by a first amendment filed with the AMF on September 29, 2023 under number D.23-0394-A01, as completed by a second amendment to such 2023 Universal Registration Document, which will be filed with the AMF, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. Following the filing of the second amendment to the 2023 Universal Registration Document with the AMF, copies of Company’s 2023 Universal Registration Document, as amended, will be available free of charge at the Company’s head office located at 7-11 boulevard Haussmann, 75009 Paris, France.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no offer to the public of ordinary shares and ADSs may be made in that Relevant State other than:

(a)	to any legal entity which is a qualified investor as defined under Article 2(e) of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the securities shall require the Company or any of its representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant State means the communication in any form and by any means presenting sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 of June 14, 2017, as amended.

France

The securities have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to securities may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code (Code monétaire et financier)).

The securities may only be offered or sold in France pursuant to Article L. 411-2 1° of the French Monetary and Financial Code (Code monétaire et financier) to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of the Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code (Code monétaire et financier).

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.